October 29, 2024

Van A. Dukeman
Chief Executive Officer
First Busey Corporation
100 W. University Ave.
Champaign, Illinois 61820

       Re: First Busey Corporation
           Registration Statement on Form S-4
           Filed October 18, 2024
           File No. 333-282727
Dear Van A. Dukeman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark J. Menting, Esq.